U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

TRAMFORD INTERNATIONAL LIMITED
34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announced June 30, 2002 Interim Results
FINANCIAL SUMMARY TABLE (UNAUDITED)
SIGNATURE

Tramford Announced June 30, 2002 Interim Results

HONG KONG, September 26, 2003 — Tramford International Limited (NASDAQ: TRFDF) announce today its unaudited consolidated results for the period ended June 30, 2003 (the “2003 Period”). Net loss for the 2003 Period amounted to US$211,000, a decrease of US$378,000, or 64%, compared to US$589,000 of the period ended June 30, 2002 (the “2002 Period”), due primarily to: (1) increase in sales as a result of continuous increasing acceptance of our products; and (2) our effective measures in controlling administrative expenses.

     Net sales. Total net sales of the 2003 Period was increased by US$572,000, or 209%, from US$274,000 of the 2002 Period to US$846,000 of the 2003 Period.

     Net product sales, which were mainly represented by sales of our self-developed software, amounted to US$662,000 in the 2003 Period, which was increased by US$525,000, or 387%, from US$137,000 of the 2002 Period. Our self-developed products had obtained certificates and appreciations from the regulatory agencies during the period. The SARs happened in April of the period had delayed the tendering of many projects in Beijing, however, sales growth was maintained, compared to last period, due to increasing acceptance and recognition of our products because of our technical uniqueness.

     Net sales of services rendering represented principally professional fee charged to our customer, which was based on the actual number of professional staffs assigned to the projects. Net sales of which for the 2003 Period amounted to US$183,000, which was increased by US$46,000, or 34%, from US$137,000 of the 2002 Period. The increase was due primarily to the increasing number of professional staffs assigned.

     Cost of sales. Cost of sales of the product sales represented the direct material costs of our self-developed software sold to customers while the cost of sales of services rendering represented the direct costs such as staff salaries, rental expenses, depreciation of equipments and other related charges. Total cost of sales was increased by US$273,000, or 106%, from US$257,000 of the 2002 Period, to US$530,000 of the 2003 Period.

     Cost of sales of net product sales of the 2003 Period was US$438,000, which was increased by US$353,000, or 415%, from US$85,000 of the 2002 Period. Increase was in line with the increase in net sales.

     Cost of sales of services rendering of the 2003 Period amounted to US$92,000, which was decreased by US$95,000, or 51%, from US$187,000 of the 2002 Period. The decrease was due primarily to savings in office related charges since our movement of working sites into premises provided by customer in May 2002.

     Gross profit. Gross profit of the 2003 Period amounted to US$316,000, which was increased by US$299,000, or 1760%, from US$17,000 of the 2002 Period. As a percentage of sales, gross profit margin of the 2003 Period was 37%, which was increased by 31%, from 6% of the 2002 Period.

     Gross profit of the product sales of the 2003 Period was US$225,000, which was increased by US$165,000, or 275%, from US$60,000 of the 2002 Period. However, as a percentage of sales, gross profit margin of the product sales of the 2003 Period was 33.9%, which was decreased by 7.2%, from 41.1% of the 2002 Period, due primarily to the effect of discount given to customers in promoting sales.

     Gross product of service rendering of the 2003 Period was US$91,000, which was increased by US$134,000, or 312%, from a gross loss of US$43,000 of the 2002 Period. As a percentage of sales, the gross profit margin of the 2003 Period was 50%, which was increased by 79%, from a gross loss margin of 29% of the 2002 Period. The increase was mainly due to saving in fixed costs as described above.

     General and administrative expenses. General and administrative expenses of the 2003 Period was decreased by US$184,000, or 24%, from US$761,000 of the 2002 Period, to US$577,000 of the 2003 Period, due primarily to reduction in number and salaries of staffs and rental expenses of our Beijing operation during the period.

     Finance income. Finance income of the 2003 Period amounted to US$1,000, which was decreased by US$15,000, or 93%, from US$16,000 of the 2002 Period, due primarily to continuous decrease in bank interest rate in the period.

     Non-operating income. Non-operating income of the 2003 Period mainly represented the 13% value-added tax refunded, out of the 17% paid, according to the relevant tax regulations applicable to high-tech industry in China. The Group had obtained a certificate from the tax authority to confirm our eligibility to enjoy this tax benefit during the period. The non-operating income of the 2003 Period, amounted to US$26,000, which was decreased by US$8,000, or 24%, from US$34,000 of the 2002 Period.

     “With improving result compared to last period, even affected by the SARs, we expect the annual result will be improved simultaneously. The increase in sales volume and better control on costs will help achieving this goal, we will try our best effort in continuously ensuring the corporate governance and the internal control systems and procedures to be improved at the same time.” Said Michael Siu, the Group’s Chief Financial Officer. “The SARs had seriously affected our sales in the first half of the year, certain large projects are withheld. We expect only similar sales of the first half of the year will be achieved in the coming six months. Looking forward, we have optimistic expectation in sales growth due to the commencement of our cooperation with the Legend Group, the largest computer manufacturer in China.”

Note: This announcement contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “expect”, “may”, “will”, “intend” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this announcement that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

For further information:
AT THE GROUP

Michael Siu
Chief Financial Officer
Tel: 011-852-25479800
Fax: 011-852-28577513

TRAMFORD INTERNATIONAL LIMITED
FINANCIAL SUMMARY TABLE (UNAUDITED)
(Amount expressed in thousand, except per share data)

Statements of Operations

	2002 Period	2003 Period
	US$'000	US$'000

Net sales	274	846
Cost of sales	(257)	(530)

Gross profit	17	316
General and administrative expenses	(761)	(577)

Operating loss	(744)	(261)
Finance income	17	1
Non-operating income	34	26

Net loss before tax	693	235
Tax	—	—

	693	235
Minority interests	104	24

Net loss for the period	589	211

Net loss per share	0.085	0.031

Weighted average common shares outstanding	6,895	6,895

The functional currency of the Group is Renminbi (“Rmb”). For the convenience of the reader, translation of amounts from Renminbi into United State Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003 of Rmb 8.2776 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate.

Note 1: Summary of significant accounting policies

The Group believes the following critical accounting policies may affect its judgments and estimates used in the preparation of the interim consolidated financial statements: —

(a)  Revenues — Revenues comprise product sales and rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services.

(b)  Property, plant and equipment — Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating (expense)/income in the Statement of Operations. Maintenance and repair costs are expenses as incurred. The estimated useful lives of property, plant and equipment are as follows: —

Motor vehicles	5 years
Furniture, fixtures, office and computer equipment	3 years
Leasehold improvements	shorter of 3 years or over leased term

(c)  Intangible assets — Intangible asset represents technology platform for the development of server switch and network security device acquired by the Group for cash. It is recognized at cost and is amortized on a straight-line basis over its estimated useful life of 3 years.

(d)  Software development cost — Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred. Capitalization of costs will happen during the period when a technological feasibility of the licensed program is established and the product is produced for general release to the market. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight-line method, and is applied over periods ranging up to two years commencing when the products are generally released to the market.

(e)  Goodwill — Goodwill represents cost in excess of the fair value of net assets acquired and was amortized on a straight-line basis over a period of five years prior to January 1, 2002. The Group adopted Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and ceased the amortization of goodwill.

Instead it is tested at least annually for impairment.

(f)  Impairment of long-lived assets — Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflow of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test is performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted. It is the Group’s practice to perform impairment test annually and thus no impairment loss is recognized for the interim period. Should there be any impairment loss is necessary for the interim period, the interim result may be materially adversely affected.

     The carrying value of a long-lived asset is considered impaired by the Group when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

     Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

(g)  Short-term investments — The Group invests in highly liquid investments with maturity less than one year, at the time of purchase that is considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Group maintains cash and cash equivalents and security investments with a PRC security firm. Periodic evaluations are performed on the relative credit standing of these parties that are considered in the Group’s investment strategy.

(h)  Securities — Securities held principally for resale in the near term are classified as trading securities upon acquisition and recorded at their fair values. Unrealized gains and losses on trading securities are included in non-operating income and expenses. Other securities are defined as securities available-for-sale under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and

Equity Securities”. Available-for-sale securities are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income until realized.

(i)  Earnings per share — Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, and are determined using the treasury stock method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

(j)  Stock options — The Group applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Note 2: Off-balance sheet arrangements

The Group is neither engaged in any kind of off-balance sheet arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Date: September 26, 2003

By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Chief Financial Officer